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                              February 24, 2021

       Bronson Crouch
       Chief Executive Officer
       Instil Bio, Inc.
       3963 Maple Avenue, Suite 350
       Dallas, TX 75219

                                                        Re: Instil Bio, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted February
12, 2021
                                                            CIK 0001789769

       Dear Mr. Crouch:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. We note your response to prior comment 6 and re-issue. The term "significant" unmet medical need similarly
implies that your products are eligible for fast track designation or priority review granted
by the FDA for products that treat certain serious unmet medical needs. You may state,
if true, that you are targeting indications with "unmet medical need."
 Bronson Crouch
Instil Bio, Inc.
February 24, 2021
Page 2

        You may contact Julie Sherman at 202-551-3640 or Vanessa Robertson at 202-551-
3649 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-
3257 with any other questions.



                                                        Sincerely,
FirstName LastNameBronson Crouch
                                                        Division of Corporation
Finance
Comapany NameInstil Bio, Inc.
                                                        Office of Life Sciences
February 24, 2021 Page 2
cc:       Madison A. Jones
FirstName LastName